SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 FORM 10-SB/A-4

                GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                       ATLANTIC SYNDICATION NETWORK, INC.

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              (Exact name of Small Business Issuers in Its Charter)


          NEVADA                                            88-0325940
     ----------------------------------------         -------------------
(State or other jurisdiction of                          (I.R.S. Employer
  incorporation or organization)                      Identification Number)


2140 West Charleston, Suite B, Las Vegas, Nevada              89102
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(Address of principal executive offices)                    (Zip code)


                                 (702) 388-8800
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                           (Issuer's Telephone Number)

Securities registered under Section 12(b) of the Exchange Act:

         Title of Each Class                    Name of Each Exchange on Which
         to be so Registered                   Each Class is to be Registered
         -------------------                 -------------------------------
              n/a                                            n/a



Securities registered under Section 12(g) of the Exchange Act:

                         Common Equity, Par Value $.001
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                                (Title of Class)


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                      ATLANTIC SYNDICATION NETWORK, INC.

                                FORM 10-SB/A-4

                              TABLE OF CONTENTS




NO.                            TITLE                                 PAGE NO.
PART I

Item 1.      Description of Business...................................  1
Item 2.      Managements Discussion and Analysis or Plan of Operation..  8
Item 3.      Description of Property...................................  12
Item 4.      Security Ownership of Certain Beneficial Owners and
             Management................................................  12
Item 5.      Directors, Executive Officers, Promoters and
             Control Persons ........................................... 13
Item 6.      Executive Compensation..................................... 15
Item 7.      Certain Relationships and Related Transactions............. 16
Item 8.      Description of Securities.................................. 16

PART II

Item 1.      Market Price of and Dividends on the Registrant's Common
             Equity and other Shareholder Matters .....................  17
Item 2.      Legal Proceedings ........................................  18
Item 3.      Changes in and Disagreements with Accountants on
             Accounting and Financial Disclosure.......................  18
Item 4.      Recent Sales of Unregistered Securities...................  19
Item 5.      Indemnification of Directors and Officers.................  23

PART F/S

Financial Statements ..................................................  24

PART III

Item 1.      Index to Exhibits.........................................  26
Item 2.      Description of Exhibits...................................  26
             Signatures................................................  27


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FORM 10-SB



PART I

ITEM 1.          DESCRIPTION OF BUSINESS.

         Atlantic Syndication Network, Inc. (the Registrant) was originally incorporated under the laws of the state of Nevada on September 25, 1978 as Casino Consultants, Inc. Prior to September 1992 the Registrant was non-operating. On September 15, 1992 the Registrant entered into an Agreement and Plan of Reorganization with Ad Show Network, Inc., a Nevada corporation, whereby the Registrant would acquire the assets of Ad Show Network, Inc., subject to liabilities, for shares of common stock in the Registrant. On September 15, 1992, prior to completion of the asset purchase Casino Consultants, Inc. changed its name to A.S. Network, Inc.

         On October 14, 1992, Casino Consultants, Inc. (A.S. Network, Inc.) filed an Amendment to its Articles of Incorporation changing the corporate name to Ad Show Network, Inc. On August 17, 1995, Registrant filed an amendment to the Articles of Incorporation changing the name to Atlantic Syndication Network, Inc.

         The asset purchase was accounted for as a tax free reorganization under Section 368(a)(i)(c) of the Internal Revenue Code of 1986, as amended. As a result, the acquiring Company, Casino Consultants, Inc. purchased 100% of the net assets of Ad Show Network ($690,975) and transferred 4,500,000 shares of its common stock in exchange for these assets. As this was an exempt isolated transaction, the securities received in such a transfer shall not be registered under federal or state securities laws.

          From the time of the asset purchase on September 25, 1992 until the Registrant changed it's name on May 25, 1995 to Atlantic Syndication Network, Inc., the Registrant's personnel and operations were engaged in the promotion and advertising of local businesses and products in locations such as the U.S. Post Offices through the use of automated computer kiosks. Successful development and implementation of advertising operations occurred, however; the U.S. Postal Service subsequently changed the U.S. Post Master and their contract personnel and policy in dealing with third party contractors. In making these changes the Postal Service caused he discontinuation of operations by the Registrant in Post Offices throughout page 1
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the Western U.S. The Registrant's financial resources had been expended in developing this business and with the cessation of its kiosk advertising in late 1995 followed in early 1996 by an assignment of the Registrant's advertising operations to a third party. By year-end February 1996, the Registrant had an accumulated deficit in retained earnings of ($755,999). Corporate assets of $210,711 were nearly all non-liquid consisting primarily of organizational and development costs and fixed assets.

         The Registrant private placements as well as a capital restructuring during this period from 1995 through 1997. The Registrant, through a private placement, issued new shares from fiscal years 1995 through 1997 raising a total of $224,700. The amounts raised were $64,000, $67,500 and $93,200 respectively. Stock sold was at $ 0.50 per share. In addition to the private placement activity the Registrant also met with various note holders and accounts payable vendors and negotiated exchanges of 144 stock for various liabilities of the Registrant during this period.

         An important factor in the re-capitalization of the Registrant was the understanding by note holders and liability claimants that the management team was committed and that the future prospects of the Registrant did have value. This realization added to the sale of unregistered securities with debt converted to stock.

         There were also shares issued and accepted for debt conversion to stock. In the past two fiscal years 21,600 shares were issued resulting in $5,400 of notes payable and accounts payable being converted to 144 stock, also in the three months-ended May 31, 1999, 29,340 shares were issued resulting in $14,670 of notes payable being converted to 144 stock. Liability conversion took place at varying share valuations from $.25 per share to $.50 per share with debt conversion amounts being $0 and $5,400 and $14,670 respectfully for the fiscal years 1998 and 1999 and the 3 months-ended May 31, 1999. In Fiscal\ Year 2000 to date, 1999 and 1998 (3 Months ended May 31, 1999 and fiscal years ending February 28, 1999 and 1998 respectively) there were 110,000, 429,600, and 5,463,000 shares of restricted stock issued for services rendered resulting in an increase in paid-in capital of $6,490, $25,347, and $0 respectively.

         Part of the visualization of future potential lies in the management strength and commitment of the principal shareholders, Kent Wyatt and Sarah Wyatt. The principals also contributed to the re-capitalization and continued viability of the Registrant as they have not only worked for the past four years without substantive remuneration, but from 1995 through 1998 have loaned money to ASNI.

         These loans to the Registrant began with $15,660 advanced in 1995. The amount due shareholders in 1998 was $106,326 and $22,411 was repaid to the Shareholder in 1999. The current outstanding amount due is $83,915 as of three months ended May 31, 1999.

         Private placement proceeds, capitalized liabilities of the Registrant, and advances from principal shareholders were used to redirect the Registrant's endeavors in design, development, production and distribution of multi-media television programs, commercials, and commissioned products requiring digital editing and computer animation. These products benefit from management'stalent and experience in video production. The videotapes and television shows produced are Registrant owned, copyright protected and available for distribution via satellite, cable, and broadcast release.


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        Previous year's revenues in 1998 and 1999 (February year end) are the results of consulting, production, editing, and advertisement sold for the Registrant's shows. No revenues were reported in the three months ended May 31, 1999. The nature of operating costs are the total operating costs consisting of general and administrative expenses, including non-cash charges resulting from depreciation and amortization, other expenses and also interest expense. At 1997 year end (February 1998) non-cash charges were depreciation $6,105. amortization $44,358. Other costs, which included rent, lease payments, contract labor, entertainment and miscellaneous, were $149,242 of which $5,643 was for services paid with stock. Interest amounted to $10,629. At 1998 year end (February 1999), non-cash charges were depreciation $7850 and amortization $56,065. Other costs, which included rent, lease payments, contract labor, entertainment, and miscellaneous, were $50,336, of which $25,776 was for services paid with stock. Interest was for $22,970. For the three months ended May 31, 1999, non-cash charges were depreciation $1,960 and ammortization $12,384. Other costs which included rent, lease payments, contract labor, entertainment and miscellaneous, were $66,017 of which $6,600 were for services paid with stock. Interest was $10,887 for the three months.

      Prior to February 28, 1999, Kent Wyatt and Sarah Wyatt, controlled 69.4% of the outstanding and issued stock. The value of the Registrant as of year end was its cash on hand of $165,494 and the accumulated asset value of the television shows and video products the Registrant has produced and those it has developed and has ready for production. As of three months ended
May 31, 1999, its cash on hand was $50,676. The Registrant has continued to rebuild its equity position from the low of a negative ($76,899) position at fiscal year end 1997 to a positive $24,017 at February 1998 year end, and most recently to a current February 1999 year end total of $155,102 respectively, and as of three months ended May 31, 1999 is $85,123. Registrant also has a net operating loss carry forward of ($ 1,054,067) as of February year end 1999 to apply against future earnings.

     The historical audited financial statements presented are those of ASNI. The rights, preferences, privileges and restrictions of the common shares are fully described in Item 11 of this document entitled "Description of Securities." The principal offices of the Registrant are located in Las Vegas, Nevada and production facilities are located in Hollywood, California.

      Registrant concentrates on the development, production, and distribution of television programs and specific projects created for domestic and international markets. The goal is to produce powerful,effective television programming and commissioned projects and to be known as a notable provider of niche market television programs.

      The Registrant participates in the video production industry with state-of-the-art real time digital editing equipment and computer graphic stations with 2D/3D and animation capabilities. This in-house equipment provides a major cost savings in post-production expense and conforms to the necessary technology for broadcast production. The Registrant has a strong production team with top industry professionals experienced in production and distribution. These completed Television 'Shows' represent a long-term asset and establish an inventory for a video library of shows in different categories. Each show retains its own long-term residual value once shown, for generating additional and future income by airing all or part of these productions.


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Registrant has demonstrated its ability to sustain operations with limited revenues during a period that was devoted primarily to design, development, and packaging of its shows. The Registrant has created required brochures, marketing tools, and developed an advertising campaign for each show. Registrant also has a market advantage as the Registrant has strategically aligned itself with an international publisher and public relations firm to publish, accelerate promotion, and distribute niche market books tied to its Show Categories. The Company also intends to purchase product from a manufacturer of home drug test kits. These drug test kits will be available for marketing through the Registrant's Intervention Show and videotapes.

Registrant is able to produce a quality product because of its ability to complete projects utilizing company-owned equipment which includes a state-of-the-art post-production editing facility and complete its projects with veteran talent who have demonstrated high quality standards in their creative development production, and post production process. As broadcast editing standards are used with its state-of-the-art digital video equipment and personnel, the Registrant is able to produce television shows and videos at a reduced cost compared to using third party studio production vendors.

REGISTRANT'S PRODUCT DEVELOPMENT INCLUDES THE
         FOLLOWING SHOW CATEGORIES:

     The production of corporate owned projects includes Masters of the Martial Arts, Starring Sho Kosugi, Ninjaerobics, and The Stock Show.

     The Registrant produced Ninjaerobics in 1996 which aired in 1997; Masters of the Martial Arts in 1996 and 1997 which aired 1997 and 1998; The Stock Show was produced and aired in 1997. These productions account for 60 weekly shows currently in the Registrant's video library archive. None are currently being rebroadcast or generating additional income at this date.

      Pre-production on the Intervention Show began in 1998 with actual production and post-production to be completed during 1999.

      ASNI created, developed, and is currently producing a video project for television and video entitled "Intervention" which will begin airing during the summer of 1999. The biggest problem confronting America families today is teenage drug and alcohol abuse. With one teenager dying every five days in San Diego County, California there are ~ 75 teenagers dying per year in San Diego or five times as many teenage fatalities as experienced in the Littleton, Colorado shooting disaster in the spring of 1999. The significant difference is that the problem isn't localized but is pervasive and is a disease that exists nation-wide. ASNI recognized and is participating in solving the problem. The Registrant is focusing on Intervention, a proven path to treatment and recovery for the disease of drug and alcohol abuse.

         The Registrant obtained the services of Dr. Sally St. John a Ph.D.
and Certified Substance Abuse Counselor.   Dr. St. John has extensive
experience in treating addiction, in intervention techniques, and in treating teenage drug abuse. Dr. St. John has had her own radio and TV shows and lectured to medical groups throughout the U.S., and is imminently qualified to host the Intervention Show. Of significance is the fact that the American

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Medical Association (AMA) recognized the problem of drug addiction as a disease in 1956. The American Society of Addiction Medicine has now implemented a certification program for doctors in drug and alcohol addiction. Tapes from the Intervention Show will be provided to schools, and appropriate agencies and institutions for educational use.

      The Show will feature Intervention problems, modern techniques, and current solutions for the millions of families faced with and involved with the disease of teenage drug abuse. Show profit producing areas are varied with the advertising and sponsorship revenues. Added profit areas are book revenues from intervention books sold through the show in cooperation with a publishing partner. Revenues will also come from sale of videotapes of each show to viewers, institutions, agencies, and members of the 4,000 drug coalition groups in the U.S. In addition, there will be revenues from the sale of in-home drug tests made available through the Show at a discount from the retail market price.

      To highlight the home drug test kit potential, it is noted that the sale of in-home drug test kits is one of the fastest growing segments of the pharmacological industry. Current sales according to news reports are in excess of a billion dollars and are projected to double during the next year.

      Of societal interest to concerned citizens is that the Registrant intends to participate with a non-profit foundation dedicated to promoting awareness and furthering Intervention for teenage addicts. 2.5% of the net earnings from ASNI's Intervention Show videotape sales will to go to the Angel Heart Foundation at such time as it receives it's non-profit corporate status. This non-profit corporation was established by Sarah Wyatt to insure that funds donated would be fully applied to empowering families faced with drug and alcohol abuse.

      Masters of the Martial Arts  as well as  Ninjaerobics   featured
participation by Host- Sho Kosugi, a world renown expert in martial arts, evidenced by his recognition as a seven- time (7) world champion. He also has international movie star status in such films as Black Eagle with Jean-Claude Van Dam me, Blind Fury with Rutgar Hauer, Pray for Death and Revenge of the Ninja .

     Dick Spangler, narrator of the Masters of the Martial Arts Show, has been a five(5) time winner of the Golden Mike Award. This show aired for 2 years on ICN, International Cable Network, the only multi-lingual cable network in the U.S. at the time.

      Ninjaerobics Show - An out growth of the interest in martial arts has been the development of exercise classes, which focus on martial art techniques and movements. ASNI, recognizing this opportunity, designed and developed a Show Category called Ninjaerobics. Several Shows were produced but financial sponsors were not secured and financial requirements along with need to invigorate the instructional medium put this Show Category on hold.

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      The Stock Show - With the biggest and longest Bull Market in the history of Wall Street beginning in the mid-1990s, ASNI conceived of and developed a Show Category it has named The Stock Show. The Stock Show format is an interview and news series that introduces public companies with various products and services within its industry to the general public.
The show does not offer investment advice or promote any particular company or stock. The Stock Show sets, promotional materials, advertising kits, demonstration tapes, and show layouts have been developed, produced and are ready to use. Several of these shows were produced and tested over a period of three months during 1997. ASNI's commitment to professional integrity; its long-term commitment to shareholders; and its own corporate policy toward maintaining and controlling intellectual property rights has necessitated keeping The Stock Show on hold until proper financial backing can be secured. The developmental risk and time required to put The Stock Show together and to complete all the particulars required for production and operation are in place and consequently investor concerns and investment risk have been minimized toward operational deployment of The Stock Show.

      Larry White, music composer, arranger and producer of "The Stock Show" and "Intervention" music, has arranged and conducted concert engagements for Robert Goulet, Kenny Rogers, Susan Anton, The Osmonds, Connie Stevens, Tom Jones, The Oak Ridge Boys, Debbie Reynolds, Willie Nelson, Randy Travis, Johnny Mathis, Dionne Warwick and many other professional entertainers. At 27, he was the youngest to be nominated for an Emmy in the field of Musical Directing. Mr. White continues to perform in major Las Vegas hotels including Paris, The Mandalay Bay Four Seasons, The Venetian, The Resort at Summerlin, Stratosphere, Bally's MGM and others. He has been conductor with most of the major Symphony Orchestras throughout the United States and Canada. His
orchestration credits include   "American Movie Awards" (NBC) 1982-1985;
"Academy Awards", 1981-1987; "People's Choice Awards" (ABC).

     The Franchise Connection is a television show that's created to focus on one of the largest groups of business owners in the United States. The show has been developed in terms of format, brochures, advertising materials and concept. When produced, this show will provide exposure to franchisers, franchisees, their vendors and professional associates and provide information to those interested in owning their own business.

     The FCC regulates the television entertainment industry. The Registrant's philosophy in any of the Show Categories produced prohibits show violence or graphically depicting sex in any form; consequently, the Registrant's ability to operate once on the air is regulated primarily by its ability to obtain and retain sponsorship, sell advertising, and generate production fees.

     There are certain windows of opportunity available to Registrant as success breeds competition and capital investment for ASNI is necessary for each show to go into production and to be broadcast over the air. The Registrant does have a strong competitive position in terms of products, efficient production cost, and creative design of Show Categories. Given these factors and by capitalizing on viewer interest and responding with prompt customer service and by immediate delivery of products ordered; the proper steps will have been taken to help insure the Registrant's success.

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     Each Show Category has its own unique specifications and production requirements, which are documented and adhered to throughout the entire production process. The following steps for The Stock Show illustrate this Production Process:

     Pre-Production - Potential candidates are screened for suitability and corporate research is conducted on each Registrant selected to be a guest on the Show. Planning and scheduling are critical as there are two (2) featured guests on each show and up to two other mini guest spots. The cost of support personnel becomes crucial and time must be carefully allocated. Pre-production factors included are: Set Design and Image Layout - Construction of Sets. Personnel Scheduled - Technical Director (1); Lighting Technicians (2); Sound Technician (1); Director and Assistant Director (2); Cameramen (2); Grips (2); Tape Operator (1); Script Girl (1); Producers, segment producers, and Writers. Guests Scheduled - Sixteen guests scheduled and interviewed over 4 days each month.

      Production - Conducting interviews with scheduled guests is primary in the over-all process. A number of events have to be coordinated in order to create success:

         1. Design and layout of Show for advertising in the paper media and magazines.

         2. Develop advertising kits and brochure for recruiting advertisers.

         3.    Develop brochure for recruiting guests who come on the Show.

         4. Secure Show Sponsor who, in turn, gets opening and closing entitlement.

         5.    Sell up to ten advertising segments for each show.

         6.    Select regions where the Show will air and purchase air time.

         7.    Schedule shoots for four days a month.

         8. Satellite feed of the Show to the various stations selected is arranged.

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     Post-Production - Post-production is a fairly intense and pressure oriented time with a tight schedule requiring precision editing in order to meet the defined Show format. Twenty-minute interviews are edited into 5-minute segments for each featured guest. A quality control staff and edit staff oversees and verifies that each show segment is within the proper specifications. The digital and computerized editing includes blending guest spots with computer graphics and the advertisements. The aired broadcast is put into a video format which, in turn, becomes a revenue source as the guests use the videos for shareholders and other purposes. A re-edit of each interview frequently provides sufficient video for subsequent telecasts.

     Media Air time - Primarily, the Registrant purchases, as a syndicator, its regional Air time for each show from one of the regional TV stations either directly or from a media broker. However, the media and Air time are commodity items and as a TV series or show grows in popularity and viewer interest expands, the Air time becomes less expensive.

     To date the Registrant has aired shows in Southern California and on satellite via International Channel Network (ICN) which telecasts throughout the Western Hemisphere. The Registrant plans to telecast this year in the southwestern region of the United States and also via satellite.

     Registrant has 3 full-time employees and 2 part-time employees.

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The Registrant develops, produces, and distributes entertaining, educational, and informational television programming. The Company endeavors to present its programming on network, cable and public television.

     Primary income is generated from the sale of advertising and promotion during the shows and from companies who sponsor these shows.

     The Company also provides consulting services to its outside clients in the development, design and layout of their videotape project. This includes research and writing of scripts prior to the actual production, editing and post-production which clients use privately or for airing on television.

     Revenue is recognized for outside third party production as work is completed. Revenue for in-house production is recognized at time of distribution.

     Recognizing the importance of reaching families in crisis due to alcohol and drug addiction, management is currently producing "Intervention", videotapes that focus on drug and alcohol abuse. The videotapes will initially be offered for sale via 1 and 2-minute infomercials and commercials aired on television with an (800) number provided for call-ins. To date, the Company has not marketed a videotape series in this manner, nor has it sold other products to viewers.


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     The Registrant has a strategic relationship and agreement established with Promotion Publishing to publish books that compliment the Registrants projects and shows. This Agreement, provided herein as Exhibit 10.3, implements a venture to co-publish niche market books covering subject areas on shows that the Registrant is producing. These and other niche market books will be offered through productions such as the Intervention Show, which was scheduled to air in 1999 has been postponed to summer 2000.

     Registrant intends to purchase product from Applied Biotech, Inc.(ABI), a manufacturer/wholesaler and supplier of rapid diagnostic products used by professional clinicians as well as sold over-the-counter to the consumer market. ASNi will place individual purchase orders with the supplier at the time it begins marketing the drug educational videotapes. The in-home drug tests are fast, accurate, and easy to use and can test simultaneously for single or multiple drug use of marijuana, methamphetamines, cocaine, heroin and others at cut off levels consistent with the National Institute of Drug Abuse.

     With each video on Intervention, the Registrant will make available to viewers a tape of the show featuring various experts, authors, and celebrities as well as real world situations involving teenage drug and alcohol abuse, and the recovery process. Other tapes covering this subject matter will also be available for purchase along with a book on Intervention. An in-home drug test kit and workbook will also be made available with each purchase. The Registrant has an 800 phone number providing ease of ordering for viewers.

REVENUES FROM OPERATIONS CAN BE ALLOCATED AS FOLLOWS:

     Primary Income: Show revenues are generated from (1) sale of advertising and promotions to be shown during the show; (2) companies sponsoring the show because of its content; (3) third party video post-production services and
(4) third party consulting services pertaining to project development, script, lay-out, production, editing and distribution of the product;
(5) videotape sales.

     Secondary revenues may be derived from sale of related products during the course of a show that complement and add value to the original product or videotape being sold on television. This may include printed material, books, audio tapes and seminars.

      It is anticipated Registrant will derive revenues from advertisers and sponsors upon airing of existing shows and those in production. These shows include Masters of the Marital Arts, which is being scheduled for distribution and The Stock Show which was intitially produced and aired in 1997. The Stock Show is currently in pre-production to update the format, select new guests and secure advertisers and sponsors with airings scheduled for fall 2000. It is further anticipated that income will be generated from sales of Intervention Shatters Drug and Alcohol Addiction , an educational videotape in post-production, now scheduled for marketing and airing in Fall 2000.

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YEAR 2000 ISSUE

         The Registrant has had outside consultants in to update and test the computers hardware and software. They have assured the Registrant that the computer systems they have are year 2000 compliant.

LIQUIDITY AND CAPITAL RESOURCES

     The Registrant's cash position at February 28, 1999 was $165,494, an increase of $161,523 from February 28, 1998. The increase was primarily attributable to $75,000 received in the placement of 300,000 shares of common stock of the Registrant and $100,000 received from an investor to participate in a profit participation agreement for the Intervention Show.

     The Registrant's cash position at May 31, 1999 was $50,676, a decrease of $114,818 from February 28, 1999. The decrease was primarily attributed to operating expenses of $80,362, interest payments of $10,887 and debt reductions of $13,671.

     Working capital at May 31, 1999 was a negative ($151,981). However, the current liabilities included $83,915 due the principal stockholder which, although this is currently due, no demand has been made. Included in the current liabilities is a non-refundable deposit for project development (refer to Profit Participation Agreement) of $100,000. This effectively would leave a positive working capital of $31,934.

RESULTS OF OPERATIONS

     During fiscal year ending Feb. 28, 1999, the net profit before tax position deteriorated 0% from the Feb. 28, 1998 year end loss of ($188,514) to a negative ($791) and further has been reduced 48% for the three months ended May 31, 1999 of $91,249. During this period, existing projects and shows were in editing and post production. Revenues for 1998, 1999 and the three months ended May 31, 1999 came from the sale of production and advertising for Registrant's shows and were $24,950, $127,200 and $0 respectively. Principals in the Registrant have restricted taking salaries and therefore the Registrant's total operating expenses including general and administrative costs, and other costs including interest, rent, lease payments, contract labor, entertainment, and miscellaneous are used to reflect operations in 1998, 1999 and for the three months ended May 31, 1999. The operating costs include non-cash items, which comprise 23.7%, 49.9% and 15.7% of the total costs respectively. Each year a portion of operating expenses has been capitalized as project development costs. For the fiscal years of 1998, 1999 and the three months ended May 31, 1999, the amounts capitalized were $50,000, $106,629 and $44,842 respectively.

     The Registrants Shows and developed projects are the principal assets of the Registrant. By the end of fiscal year (February 28, 1998), the Registrant had produced 50 weeks of "Masters of the Martial Arts" show. The Ninjaerobics Show and The Stock Show have been developed, produced and aired regionally; and, the Franchise Connection has been developed. These Shows are structured for a studio, investor, or other financial partner to participate in producing them as a weekly series.

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       As identified in the Profit Participation Agreement (Exhibit 6.2)
for the Intervention Show, the investor receives 80% of the net profits until his initial contribution is returned, then 50% of the net profit in perpetuity.

REGISTRANT

     Sales for Year end Feb. 28, 1999 increased $102,250 over year ending Feb. 28, 1998 primarily from increased production and consulting services.

     As in the two previous years the Registrant's principals restricted their salary draws and therefore the total operating expenses essentially reflect costs associated with Production of Shows and the resulting net profit (loss) before taxes is used for comparison purposes. At February 28, 1999 year end the Registrants total expenses declined 33% to $137,271. This reduction in expenses, helped reduce the net loss from the prior 1997 years deficit of ($188,514) to a deficit of ($791) after depreciation.

     The Registrants working capital position at 1999 year end (Feb 28, 1999) was a negative ($37,163); however, this is before considering that current liabilities include notes due principal stockholders of $83,915, and a non-refundable deposit (refer to Profit Participation Agreement) of $100,000, which, if added back, would provide for a positive working capital position of $146,752 at February 28, 1999. The working capital position as of May 31, 1999 was reduced to $31,934.

      As of February 1998 year end, the former Ad Show Network assets were fully amortized.

      There was no Federal tax expense for the year ended February 28, 1999. The Registrant has a tax loss benefit to carry-forward of $1,034,856, which is available to offset future tax liabilities. The Registrant had losses of $91,249 for the three months ended May 31, 1999.

      The Registrant plans to expand its operations during the current fiscal year through putting on-air other Shows it has developed utilizing distribution management sectors. Specific Shows to be introduced are The Stock Show and the Ninja Aerobics Show. Each sector draws on its unique composition of businesses and industries requiring specialized sector advertising.

        Distribution management is the term used to define regional acceptance of the Registrants products in a sector while delineating the advertising support network for each sector. This will be accomplished through selecting qualified sales personnel for each sector selected and pairing them with research specialists who evaluate the existing businesses and industries in a given sector along with the demographic makeup of each region. The Registrant plans to offer a broad range, multi-media service portfolio encompassing tapes, books, CDS, drug test kits, and newsletter subscription services.

ITEM 3.      DESCRIPTION OF PROPERTY.

      The Registrant maintains its corporate offices at 2140 West Charleston, Suite B in Las Vegas, Nevada. The Registrant has also maintained for the past four (4) years a 1,500 square foot production office located at 6363 Sunset Drive, Hollywood, California. These offices are on a month to month basis and the facility is located adjacent to the offices of Sho Kosugi, the star of the Registrants Master of Martial Arts Show and in proximity to many of the other music and technical support entities used during show production.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


TITLE OF    NAME AND ADDRESS OF        AMOUNT AND NATURE OF        PERCENT
OF CLASS    BENEFICIAL OWNER           BENEFICIAL OWNER            OF CLASS
Common      Kent G. Wyatt             7,983,000 (1)                 58.4%
Common      Sarah E. Wyatt            1,505,000                     11.0%
Common      James Shadlaus              212,000 (2)                  1.5%
Common      Bill Madon                1,050,000 (3)                  7.7%
Common      Ramon Bonin                 600,000 (4)                  4.4%
Common      Don B.Dale                  22,340  (5)         LESS THAN .1%

                _____________________________________

Footnotes to Item 4 (percentages based on 13,667,100 shares outstanding):
(1) The common shares listed include 450,000 shares held in joint tenancy with Sarah Wyatt, and 400,000 shares held as trustee in-trust for Kent G. Wyatt Jr. and Lisa Wyatt. (2) James Shadlaus was beneficial owner of 200,000 shares at fiscal year-end. Another 12,000 shares was acquired on March 2, 1999 for $.50 per share. As Director and Registrant promoter, he was granted warrants, valued at par value and to be issued during 1999, which entitle him to purchase up to 100,000 shares of stock in the Registrant. The warrants in
Exhibit 10.1 will run to 2009. (3) Bill Madon's address is 23072 via Celeste, Cota de Caza, CA 92679, he has no relationship with the Registrant other than as a shareholder. (4) Ramon Bonin is an investor in a profit participation agreement with the Registrant in its Intervention Drug and Alcohol Addition Show. (5) Don Dale was a nominee for the Board of Directors as of February 28, 1999, and was subsequently elected to the Board on May 4, 1999. Shares owned include 17,340 shares acquired March 1, 1999 at $0.50 per share resulting from conversion of a note. As a Director he was granted warrants, valued at par and to be issued during 1999, which entitle him to purchase up to 225,000 shares of stock in the Registrant. Warrants were purchased at $.001 per share valuation and must be exercised in whole or part at $.25 per share by February 28, 2009. Warrants Exhibit 10.1a. and Exhibit 10.1b were granted for services rendered and/or for director services or commitments to advise the Registrant.

ITEM 5.        DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


NAME              AGE        POSITION/OFFICE          TERM      SERVED SINCE

Kent G. Wyatt Sr.  59   Director, President, CEO      1 yr.         9/92
Sarah E. Wyatt     59   Director, Corporate Secretary 1 yr.         9/92
James Shadlaus     49   Director, Treasurer           1 yr.         5/95
Don B. Dale        57   Director                      1 yr.         5/99
Ramon Bonin        60   Profit Participation Partner  n/a           n/a


KENT G. WYATT, SR. - Mr. Wyatt brings over 20 years of combined experience in business management which includes television and film production. He served as executive producer and producer of shows such as, This is San Francisco, which featured many celebrities and entertainment personalities and other outstanding professional guests. Mr. Wyatt has produced weekly series, television specials, and written, produced, and sold commercials for national corporations including New York Life Insurance, Pizza Hut, City of Las Vegas, Prudential, and Thrifty Car Rental. He attended Colorado University where he majored in business administration. He is committed to expanding Registrant operations and on-line distribution of Registrant developed shows in a cost-effective manner. His vision is for Registrant to become a recognized leader in quality television programming and, through niche market shows like the Intervention Show, improve the quality of life for teenagers suffering from drug and alcohol abuse. Mr. Wyatt also successfully built and managed a nationwide chain of several hundred dealerships under the name of Centurion Design Wall Printing in the 1970's, which he sold in 1985. He has maintained a California real estate broker license since 1968.

SARAH E. WYATT - Ms. Wyatt has extensive business and management experience and is well qualified as Registrants Administrative Officer, Corporate Secretary and Director. She manages client relations and coordinates production personnel and studio facilities. She is co-producer and senior writer of the Intervention Show videotapes. She is co-producer of the show Masters of the Martial Arts starring Sho Kosugi in addition to writing and developing the narration for the weekly series. She has a degree in French from The Union Institute. She supervised all commercial advertising production for Ad Show Network, the predecessor to ASNI, and was co-owner and administrative manager of the Centurion Design Wall Printing business in the 1970's and early 1980's with her husband, Kent Wyatt. She owned and operated a wholesale art business for the design trade, owned and managed commercial properties for many years and maintained a California real estate license for over 20 years.

JAMES SHADLAUS - Mr. Shadlaus brings twenty-four years of combined experience in finance, accounting, mortgage banking, and corporate management to the Registrant. He was a founder and majority owner of Lenders Corporation, a full service financial services firm with approximately 200 employees, which completed financing of over Two Billion Dollars. He also served as Chief Financial Officer and Executive Vice President of Lenders Corporation. Mr. Shadlaus graduated Magna Cum Laude from California State University in Northridge with a Masters of Science in Accounting, and currently acts as a partner and consultant to various corporations in the area of financing, mergers, and stock or bond financing.

DON B. DALE - Mr. Dale comes to the Registrant's Board with over 30 years of combined experience in banking, finance, and corporate management. He held a number of executive positions with San Diego National Bank serving as Executive Vice President, Chief Financial Officer, and Director; and President of the Bank Subsidiaries. Prior to leaving in 1985, he grew the bank to $130 million dollars in footings and premier bank status in 4 years. Mr. Dale was a registered member of NASD in the early 1990's and retired from financial and business consulting in 1996. Mr. Dale graduated from the University of Kansas and holds his Masters in Business Administration from Long Beach State University. Mr. Dale assists several non-profit entities including United States Internet Genealogical Society and PARTS, a teenage drug abuse program.

RAMON BONIN - Mr. Bonin, president of Dynamic Builders, is nationally regarded for his expertise and skill in real estate development and is widely acclaimed as one of the largest industrial real estate builders and developers in Los Angeles, California. Mr. Bonin shares with the principals of ASNI a mutual desire to contribute to the education of families faced with the disease of alcohol and drug addiction. He is a corporate client and participates as the investor and profit sharing partner in the Drug and Alcohol Addiction Intervention videotape project.

     Of the above listed Officers and/or Directors two were involved with a business which had a bankruptcy petition filed by them. Kent Wyatt and Sarah Wyatt owned Centurion Enterprises, Ltd., whose primary asset was a commercial building. As a result of the Savings and Loan debacle than ran from 1988 through 1994, the building became empty and on depletion of all corporate and personal resources the only alternative left in 1993 was to file corporate and personal bankruptcy. The lender on the building took back the real estate and Centurion Enterprises had no other liabilities. None of the above officers or directors have been convicted in a criminal proceeding or been subject to a pending criminal proceeding nor been subject to any order, judgment, or decree which would permanently or temporarily enjoin, bar, suspend or otherwise limit their involvement in any type of business, securities or banking activities. None of them has been found to have violated any Federal or State securities or commodities law.

ITEM   6    EXECUTIVE   COMPENSATION




     SUMMARY  COMPENSATION TABLE       LONG  TERM  COMPENSATION

                  Annual Compensation               Awards  Payouts
Names & Principal Year   Salary  Bonus  Other Annual     Restricted      Options    LTIP      All Other
Position                                Compensation     Stock Award     SARs(    Layouts($)  Compensation

KENT G.WYATT     1999     N/A     N/A      $10,000           N/A           N/A      N/A         $10,305
CEO/Pres.

                 1998    N/A      N/A      32,205         5,270,000         N/A       N/A           0

                 1997    N/A      N/A      13,600           N/A             N/A       N/A           0

SARAH E WYATT    1999    N/A      N/A        N/A            N/A             N/A       N/A          N/A
Corporate
Secretary
                 1998    N/A      N/A        N/A          270,000           N/A       N/A          N/A

                 1997    N/A      N/A        N/A            N/A             N/A       N/A          N/A



Employment Contracts:  There are no employment contracts in place.

Over the years two key full time employees, Kent Wyatt, CEO and Sarah Wyatt, Secretary, received most of their compensation in 1997 (year-end Feb 1998) with the issuance of 5,270,000 and 270,000 shares of stock respectively. Cash payment to these employees for fiscal year-end February 28, 1997, 1998 and 1999 was $13,600,$32,205 and $10,000 respectively. Additional compensation to Kent Wyatt is interest payments made to him for monies advanced to the Registrant. This payment for fiscal year-end February 28, 1997, 1998 and 1999 was $-0-, $-0- and $10,305, respectively.

As of March 1, 1997, Registrant's debt to these principal stockholders was $106,325 and as of May 31, 1999 the debt had been reduced to $83,915.

Management salaries of $120,000 for Kent Wyatt and $60,000 for Sarah Wyatt have been approved by the Board of Directors as of May 4, 1999.

Options/Stock Appreciation Rights - There are no stock options or stock appreciation rights in effect as of Feb. 28, 1999.

Aggregated Option/SAR Exercises Fiscal Year End Option/SAR - There are no
SAR's.

Long Term Incentive Plan ("LTIP") Awards - There are no long-term incentive plans in place. The Board has authorized management of the Registrant to investigate various insurance programs and to use its discretion to secure a program; which, if purchased, would also provide for management succession and continuation of Registrant operations.

Compensation of Directors:   There is no cash compensation for directors other
than expenses directly associated with Director Meetings. The two outside Directors were granted warrants to purchase stock of the Registrant on May 4, 1999 as follows: Jim Shadlaus was granted a warrant to purchase up to 100,000 shares and Don Dale was granted a warrant to purchase up to 225,000 shares. Warrants were purchased at $.001 per share valuation and must be exercised in whole or part at $.25 per share by February 28, 2009. Warrants were granted for services rendered and/or for director service or commitments to advise the Registrant.

ITEM 7.  CERTAIN RELATIONS AND RELATED TRANSACTIONS.

         There were no transactions during the last two years, or proposed transaction, to which the small business issuer was or is to be a party, in which any director, executive officer, nominee for directorship, security-holder or immediate family member had a direct or indirect material interest as defined by Rule 404 of Regulation S-B.

ITEM 8.  DESCRIPTION OF SECURITIES.

         (a) COMMON STOCK. At September 1, 1999 the Registrant had 13,806,440 shares of its common stock issued and outstanding. Of the outstanding shares 857,500 were free trading and 12,948,940 were restricted.

         Registrant's Articles of Incorporation, filed September 25, 1978 were amended October 14, 1992 and authorized the issuance of up to 50,000,000 of Registrant's common equity shares with a par value of .001 and 500,000 preferred shares with a par value of .01. Holders of shares of the common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion; from funds legally available therefor.

         In the event of a liquidation, dissolution or winding up of the Registrant, the holders of shares of common stock are entitled to share pro rata all assets remaining after payments in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Registrant's common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

         (b) PREFERRED STOCK. At May 31, 1999 the Registrant had 500,000 shares of preferred stock authorized at a par value of $.01. None of the Registrant's preferred stock is issued and outstanding.

Article 4th of the Amended Articles of Incorporation of the Registrant set forth in Exhibit 3.2 hereto permits the Board of Directors to issue one (1) or more series of Preferred Stock in such amounts and under such conditions as the Board may decide, in that the Registrant has no plans to issue Preferred stock in the foreseeable future, accordingly the Registrant has not addressed or does it plan to address the specific terms and conditions of any such series of Preferred stock.

         (a) STOCK TRANSFER RESTRICTIONS: The following stock transfer restrictions are set forth in the Registrant's By-Laws. ARTICLE IV SECTION 5. The Stock Transfer Books shall be closed for all meetings of the stockholders for the period of 10 days prior to such meetings and shall be closed for the payment of dividends during such periods as from time to time may be fixed by the Board of Directors, and during such periods no stock shall be transferable.

    Notwithstanding this stock transfer restriction, the Registrant has waived this restriction; furthermore, the company does not intend to exercise it and all shareholders have been and will continue to have the ability to transfer their respective shares during this 10 day period.


PART II


ITEM 1.     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
            COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

      (a) MARKET INFORMATION: The Registrant's common stock trades on the OTC Bulletin Board under the symbol ASNI. The Registrant's common stock price at close of business on August 1, 1999 was $.25 per share. Currently the Registrants common stock is quoted in the Electronic Quotation Service . At such time Registrant clears all SEC comments resulting from this registration statement, the Registrant will apply for reinstatement of its trading status on OTC Bulletin Board.

      (b) PRICE RANGE: The following is the range of the high and low bids for the Registrant's common stock for each quarter within the last two fiscal years as determined by over-the-counter market quotations. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                 1999                 1998                 1997

QUARTER   HIGH BID  LOW BID    HIGH BID  LOW BID    HIGH BID  LOW BID


May         .25       .01       .25       .125       .25      .125
Feb         .25       .01       .25       .125       .25      .125
Nov.                            .25       .125       .25      .125
Aug.                            .25       .125       .25      .125


     (c) HOLDERS: The Registrant has approximately 142 common stock shareholders.

     (d) DIVIDENDS: The Registrant has never paid a cash dividend. It is the present policy of the Registrant to retain any extra profits to finance growth and development of the business. Therefore, the Registrant does not anticipate paying cash dividends on its common stock in the foreseeable future.

     (e) CRITERIA FOR LISTING ON NASDAQ SMALLCAP MARKET:
         The Issuer at this time does not satisfy the minimum criteria for listing on the NASDAQ Smallcap Market.

ITEM 2.    LEGAL PROCEEDINGS.

     The Registrant is not presently involved in any litigation.



ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     The accountant has not resigned, declined to stand for re-election nor were they dismissed. The principal accountant's report on the financial statements for the past two years contains no adverse opinion for the 1998 fiscal year ending February 28, 1999 nor disclaimer of opinion. The accountants audited report for the fiscal year-end February 1997 did present its report assuming the Registrant continues as a going concern due to previous years operating losses and need for capital or project financing, both of which were obtained in fiscal year 1998. During the past two years neither audited statement was modified as to uncertainty, audit scope, or accounting principles. There have been no disagreements with any former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES.


     (a) RECENT SALES: The Registrant had the following stock issuances within the last three years. All such shares were sold by the officers and directors of the Registrant and no underwriters were utilized.


                           MARCH 1, 1996 TO FEBRUARY 28, 1997

    DATE      CLASS   NO. OF SHARES CONSIDERATION    AMOUNT     NAME
1. 03-01-96  Common   12,000        Conversion       $ 7,200  Peter Kusalas
2. 04-04-96  Common    9,000        Services             240  Vladimir Chorny
3. 04-04-96  Common    9,000        Services             180  Vladimir Chorny
4. 04-04-96  Common    4,500        Conversion         3,600  Vladimir Chorny
5. 04-04-96  Common    3,000        Conversion         2,400  Vladimir Chorny
6. 04-08-96  Common    3,200        Purchase           1,600  Mike Soloman
7. 04-22-96  Common   30,000        Services             600  Sho Kosugi
8. 04-22-96  Common    3,000        Conversion         2,400  Beverly Wollsey
9. 04-22-96  Common    4,500        Conversion         3,600  Beverly Wollsey
10.04-22-96  Common    1,500        Conversion         1,200  Beverly Wollsey
11.04-22-96  Common    3,200        Purchase           1,600  Natalie Stepanova
12.05-20-96  Common   12,000        Conversion         9,600  Russell Pavlot
13.06-13-96  Common  100,000        Services           2,000  Carmine Bua
14.07-19-96  Common  150,000        Purchase          75,000  Bill Madon
15.07-19-96  Common   25,000        Services             500  Bill Madon
16.07-19-96  Common  120,000        Conversion        54,370  Bill Madon
17.07-24-96  Common    5,000        Services             100  Richard Blecker
18.07-29-96  Common   25,000        Services             500  Bill Madon
19.11-22-96  Common  120,000        Services           2,400  Bill Madon
20.11-22-96  Common  150,000        Purchase          75,000  Bill Madon
21.11-27-96  Common   25,000        Services             500  Bill Madon
22.12-20-96  Common    3,000        Services              60  Bill Bardes
23.02-28-97  Common   75,000        Conversion        31,000  Lex Malan
                     --------                        --------
       TOTAL         892,900                        $275,650
                     =======                        ========




SUMMARY

Stock for Services
   Rendered             354,000                          $    7,080

Sale of Unregistered
   Stock/Purchase       306,400                             153,200

Conversion of Debt
   to Stock             232,500                             115,370
                        -------                            --------
TOTAL                   892,900                             $275,650
                        =======                             ========




MARCH 1, 1997 TO FEBRUARY 28, 1998

   DATE     CLASS    NO. OF SHARES   CONSIDERATION   AMOUNT    NAME
1. 05-01-97  Common    5,000,000       Services    $  5,000  Kent Wyatt
2. 05-01-97  Common      270,000       Services         270  Kent Wyatt
2. 05-01-97  Common      270,000       Services         270  Sarah Wyatt
2. 05-01-97  Common       40,000       Services          40  Jim Shadlaus
2. 05-01-97  Common       20,000       Services          20  Bill Bardes
2. 05-01-97  Common        5,000       Services           5  Bill Bardes
3. 06-20-97  Common      400,000       Purchase     100,000  Bill Madon
4. 07-01-97  Common        3,000       Services           3  Louie Bookout
5. 07-01-97  Common       10,000       Services          10  Tom Keith
6. 07-01-97  Common       10,000       Services          10  Larry White
7. 07-15-97  Common        6,000       Purchase       3,000  Narcisa Avila
8. 09-01-97  Common        5,000       Services           5  Bill Bardes
9. 09-01-97  Common       10,000       Services          10  Michael Edwards
10.11-11-97  Common        6,000       Purchase       3,000  Krantz Trust
11.11-24-97  Common        3,000       Purchase       1,500  David Harjung
12.11-28-97  Common       10,000       Purchase       5,000  Ruby Trice
13.12-08-97  Common       12,000       Purchase       6,000  Krantz Trust
14.12-17-97  Common        3,000       Purchase       1,500  David Harjung
                        ---------                  --------
           TOTAL        6,083,000                  $125,643
                        =========                  ========

   SUMMARY

Stock for Services
     Rendered           5,643,000                        $  5,643

Sale of Unregistered
     Stock                440,000                         120,000

Conversion of Debt
     to Stock                   0                               0
                         ---------                       --------

          TOTAL         6,083,000                        $125,643
                        =========                        ========


                         MARCH 1, 1998 TO FEBRUARY 28, 1999

   DATE       CLASS     # OF SHARES  CONSIDERATION    AMOUNT   NAME
1. 06-08-98   Common      25,000      Services      $ 1,500  Bill Robins
2. 06-08-98   Common      50,000      Purchase       12,500  Robins Trust
3. 08-12-98   Common       9,600      Conversion      2,400  Guadalupe Portillo
4. 08-12-98   Common      10,400      Purchase        2,600  Guadalupe Portillo
5. 09-29-98   Common      12,000      Conversion      3,000  Narciso Avila
6. 10-19-98   Common      32,000      Purchase        8,000  Narciso Avila
7. 10-22-98   Common      10,400      Purchase        2,600  Ed Avila
8. 10-22-98   Common       2,600      Services          156  Ed Avila
9. 10-22-98   Common      12,000      Services          720  Ed Avila
10.10-22-98   Common     200,000      Services       12,000  Carmine Bua
11.10-22-98   Common     100,000      Services        6,000  Jim Shadlaus
12.10-22-98   Common      50,000      Services        3,000  Ken Wyatt Jr.
13.11-18-98   Common      40,000      Services        2,400  Sho Kosugi
14.01-17-99   Common     300,000      Purchase       75,000  Ramon Bonin
                         -------                     ------
               TOTAL     854,000                    $131,876
                         =======                    ========

   SUMMARY

Stock for Services
     Rendered              429,600                   $  25,776
Sale of Unregistered
     Stock                 402,800                     100,700
Conversion of Debt
     to Stock               21,600                       5,400
                           -------                    --------
               TOTAL       854,000                    $131,876
                           =======                    ========

                  March 1, 1999 to May 31, 1999

   DATE     CLASS    # OF SHARES   CONSIDERATION     AMOUNT    NAME
3/1/99     Common        7,340      Conversion      $ 8,670 Don Dale
3/15/99    Common       12,000      Conversion        6,000 Jim Shadlaus
4/9/99     Common      100,000      Services          6,000 Carmine Bua
5/1/99     Common       10,000      Services            600 Frank Raimondi
                     ---------                   ----------

       TOTAL           129,340                      $21,270
                      ========                      ========
page 21

SUMMARY

Stock for Services
   Rendered            110,000
Conversion of Debt
to Stock                19,340
                        -------

           TOTAL        129,340                       $21,270
                        =======                       =======

         (b) EXEMPTIONS FROM REGISTRATION: With respect to the issuance of all of the common shares listed at Item 12(a), such issuances were made in reliance on the private placement exemptions provided by Section 4(2) of the Securities Act of 1933, as amended (the "Act"), SEC Regulation D, Rule 504 of the Act ("Rule 504") and Nevada Revised Statutes Sections 78.211, 78.215, 73.3784, 78.3785 and 78.3791 (collectively, the "Nevada Statutes").

         In each instance, each of the share purchasers had access to sufficient information regarding the Registrant so as to make an informed investment decision. More specifically, each purchaser signed a written subscription agreement with respect to their financial status and investment sophistication wherein they warranted and represented, among other things, the following:

         1. That he had the ability to bear the economic risks of investing in the shares of the Registrant.

         2. That he had sufficient knowledge in financial, business, or investment matters to evaluate the merits and risks of the investment.

         3. That he had a certain net worth sufficient to meet the suitability standards of the Registrant.

    4. That the Registrant has made available to him, his counsel and his advisors, the opportunity to ask questions and that he has been given access to any information, documents, financial statements, books and records relative to the Registrant and an investment in the shares of the Registrant.

PURCHASED FOR CASH DURING FISCAL YEAR FEBRUARY 28, 1999


TITLE              SHARE AMOUNT                NAME
Common               300,000                 Ramon Bonin
Common                50,000                 Robbins ResidualTrust
Common                32,000                 Narcisco Avila
Common                10,400                 Ed Avila
Common                10,400                 Guadalupe Portillo


NOTES CONVERTED


TITLE                 SHARE AMOUNT                   NAME

Common                  12,000                   Narcisco Avila
Common                   9,600                   Guadalupe Portillo




SERVICES RENDERED


TITLE                  SHARE AMOUNT                   NAME

Common                    25,000                    Bill Robbins
Common                   200,000                    Carmine Bua
Common                   100,000                    James Shadlaus
Common                    50,000                    Kent Wyatt, Jr.
Common                    40,000                    Sho Kosugi
Common                    14,600                    Ed Avila
                          -------

                   TOTAL  854,000
                          ========


ITEM 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Articles of Incorporation and Bylaws of the Registrant provide for indemnification of the Registrant's officers and directors for liabilities arising due to certain acts performed on behalf of the Registrant that are not a result of any act or omission by any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (I) for acts or omissions which involve intentional misconduct, fraud or (ii) a knowing violation of law, or
(iii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statues. Although the state statues allow for indemnification of officers and directors, the Federal Securities and Exchange rules prohibit indemnification of officers and directors of publicly held companies.

                                  PART F/S

     The following financial statements are submitted pursuant to the information required by Item 310 of Regulation S-B:

                                   A S N I

                       ATLANTIC SYNDICATION NETWORK, INC.

                         ------------------------------
                          Audited Financial Statements

                           February 28, 1999 and 1998

                      ATLANTIC SYNDICATION NETWORK, INC.

                             TABLE OF CONTENTS

                        FEBRUARY 28, 1999 and 1998




INDEPENDENT AUDITOR'S REPORT ................................ Page       1


FINANCIAL STATEMENTS:

Balance Sheets ...............................................Page       2

Statements of Income and Expenses ............................Page       3

Statements of Stockholders' Equity............................Page       4

Statements of Cash Flows......................................Page       5


NOTES TO FINANCIAL STATEMENTS ................................Page       6



[LETTERHEAD]





                          INDEPENDENT AUDITOR'S REPORT

          To:       Board of Directors
                    ATLANTIC SYNDICATION NETWORK, INC.
                    Las Vegas, Nevada

We have audited the accompanying balance sheet of ATLANTIC SYNDICATION NETWORK, INC. (a Nevada corporation), as of February 28, 1999 and 1998 and the related statements of income and expenses, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of ATLANTIC SYNDICATION NETWORK, INC. at February 28, 1999 and 1998 and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

SELLERS & ASSOCIATES, P.C.


Sellers & Associates, P.C.

April 26, 1999
Ogden, Utah




page F/S 1

                      ATLANTIC SYNDICATION NETWORK, INC.
                                 Balance Sheets
                           Years Ending February 28,

A S S E T S

                               1999                1998
                            -----------         -----------

Current Assets
     Cash                $   165,494           $     3,971
     Investments                  --                 5,620
     Prepaid Expense              --                24,000
     Assets Held For Sale     20,000                30,000
                           ------------         -----------
     Total Current Assets    185,494                63,591
                           ------------         ------------
Property and Equipment, Net   23,374                28,224
                           ------------         ------------
Net Property and Equipment    23,374                28,224
                           ------------         ------------
Other Assets
    Project Development
      Cost                     346,371               220,966
    (Accumulated) Amortization
      Project Development Costs (97,022)             (47,498)
    Initial Organization &
      Franchise Development
        Costs                  205,098               205,098
    (Accumulated) Amortization
       All Other              (205,098)             (198,557)
                            ------------          ------------
 Net Other Assets              249,349               180,009
                            ------------          ------------

                            $   458,217          $   271,824
                            ------------          ------------



   L I A B I L I T I E S   A N D   S T O C K H O L E R S'  E Q U I T Y


Current Liabilities
     Accounts Payable       $    21,668           $    43,184
     Notes Payable                7,074                 7,830
     Refundable Deposits         10,000                14,804
     Due to Stockholder          83,915               106,326
     Deposit For Project
       Development              100,000                     -
                              ------------         ------------
Total Current Liabilities       222,657               172,144
                              ------------          ------------
Long-Term Liabilities            80,458                75,663
                              ------------          ------------
          Total Liabilities     303,115               247,807
                              ------------          ------------


Stockholders' Equity
  Preferred Stock, $.01 par value,
  authorized 500,000 shares,
  issued and outstanding -none
  Common Stock, $.001 par value, authorized
  50,000,000 shares, issued and outstanding 13,667,100
  13,667,100 shares at 2-28-99 and
  12,813,100 shares at
  2-28-98                        13,667               12,813

 Additional Paid-In Capital    1,198,602            1,067,580

 Retained Earnings (Deficit) (1,057,167)           (1,056,376)
                            ------------          ------------
 Net Stockholders' Equity        155,102              24,017
                             ------------         ------------

 Total Liabilities and
 Stockholders' Equity        $   458,217         $   271,824

See Accompanying Independent Auditor's Report and Notes

to the Financial Statement


page F/S 2


                      ATLANTIC SYNDICATION NETWORK, INC.
                      Statements of Income and Expenses
                       For the Years Ended February 28,



                                  1999                     1998
                           ------------------        -----------------
Revenues
                           $      127,200           $      24,950
                            ------------------       ------------------

Operating Expenses
     Amortization     $            56,065       $           44,358
     Depreciation                   7,850                    6,105
     Interest                      22,970                   10,629
     All Other Costs              157,015                  199,242
     (Less) Capitalized as
     Project Development Costs   (106,629)                 (50,000)
                             ------------------     ------------------

Total Operating Expenses          137,271                  210,334
                             ------------------     ------------------
Income (Loss) from Operations     (10,071)                (185,384)

Forgiveness of Debt                 9,900                     -

(Loss) on Reduction of Investment
    from Cost to Market                -                   (3,130)

(Loss) on Sale of Investment          (620)                    -
                               ------------------       ---------------

Net (Loss) Before Income Taxes       (791)                (188,514)

Provision for Income Taxes             -                      -

Net (Loss)                      $     (791)         $     (188,514)

Net (Loss) Per Share of
  Common Stock                 $    (0.000)         $      (0.016)

Weighted Average Shares
  Outstanding During the Period   13,138,308             11,722,267




SEE ACCOMPANYING INDEPENDENT AUDITOR'S REPORT AND NOTES TO THE FINANCIAL
STATEMENT




page F/S 3

                        ATLANTIC SYNDICATION NETWORK, INC.
                        Statements of Stockholders' Equity
                 For the Years Ended February 28, 1999 and 1998




                                             Additional
           Preferred  Stock   Common  Stock   Paid-In-   Accumulated   Total
             Shares   Amount  Shares  Amount  Capital    Deficit     Equity
            -----------------------------------------------------------------
Balance as of
Feb. 28, 1997  -     $  -   6,730,100 $6,730  $948,020   $(867,862) $86,888

Net (Loss) for
the year ended
Feb. 28, 1998                                             (188,514) (188,514)

Sale of
unregistered
stock                        440,000    440    119,560              120,000

Stock for services
rendered                   5,643,000   5,643      -                   5,643
            ----------------------------------------------------------------


Balance as of
Feb. 28, 1998    -    $  - $12,813,100 $12,813 $1,067,580 $(1,056,376) $24,017

Net (Loss) for the
year ended
Feb. 28, 1999                                                (791)    (791)

Sale of
unregistered
stock                         402,800    403   100,297             100,700

Debt converted
to stock                       21,600     22     5,378               5,400

Stock for
services
rendered                      429,600    429    25,347              25,776
            ----------------------------------------------------------------
Balance as of
Feb. 28, 1999   -    $  - 13,667,100 $13,667 $1,198,602 $(1,057,167) $155,102
            -----------------------------------------------------------------




See Accompanying Independent Auditors Report and Notes to the Financial
Statement




page F/S 4

                    ATLANTIC SYNDICATION NETWORK, INC.
                          Statements of Cash Flows
                       For the Years Ended February 28,

CASH FLOWS FROM OPERATING ACTIVITIES               1999          1998
------------------------------------              ------        -------


   Net Income (Loss)                              $ (791)    $ (188,514)

                                                -----------  -----------
    Adjustments to reconcile Net Income to Cash Flows
    from Operating Activities

      Depreciation and Amortization                 63,915       50,463
      Decrease in Assets Held For Sale              10,000       14,793
      Decrease in Prepaid Expenses                  24,000          -
      (Decrease) in Accounts Payable               (21,516)     (19,485)
      Increase in Deposit For Project Development  100,000          -
      Stock Issued For Services in Lieu of Cash      7,000        5,643

                                                   --------    ----------

        Total Adjustments                           183,399       51,414

                                                   ------------  ---------

        Net Cash Provided (Used)
        by Financing Activities                     182,608      (137,100)



                                                   ----------    ---------


CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------

        (Increase) Decrease in Investments          5,620        (5,620)
        (Increase) in Property & Equipment         (3,000)       (19,173)
        (Increase) in Other Assets               (106,629)       (50,000)

                                               -------------   -----------

        Net Cash (Used) by Investing Activities  (122,785)        (74,793)

                                               -------------    -----------


CASH FLOWS FROM FINANCING ACTIVITIES
-------------------------------------

        Increase in Notes Payable                   9,439           30,080
        Increase (Decrease) Funds
               Advanced by Shareholder            (22,411)           67,112
        (Decrease) in Refundable Deposits         (4,804)           (3,358)
        Funds Raised from Stock Issued            100,700           120,000

                                                 ------------     ----------

        Net Cash Provided (Used)
             by Financing Activities                82,924           213,834

                                                 -----------       ---------

Increase in Cash and Cash Equivalents              161,523             1,941

Cash at Beginning of Year                            3,971             2,030

                                                 ------------      ----------

Cash at End of Year                             $  165,494          $  3,971

                                                 ------------      ----------



SUPPLEMENTARY CASH FLOW INFORMATION
------------------------------------

        Interest Paid                          $   22,970            $  10,629

                                                 -----------         ---------


Non-Cash Item:

Total Stock Issued
in Lieu of Cash
                                                $  31,176             $  5,643


                                                 ---------           ---------

See Accompanying Independent Auditor's Report and Notes to Financial Statement

page F/S 5

                          ATLANTIC SYNDICATION NETWORK, INC.
                           NOTES TO FINANCIAL STATEMENTS
                              FEBRUARY 28,1999 AND 1998

       NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         Atlantic Syndication Network, Inc. (ASNI), prepares its books and records on the accrual basis for financial reporting and the cash basis for income taxes. The accompanying financial statements represent the transactions for the fiscal year ending February 28, 1999 and 1998.

         BUSINESS ACTIVITY

         The Company (Registrant) incorporated September 25, 1978 under the laws of the State of Nevada, under the name of Casino Consultant's, Inc.

         On September 15, 1992, the Registrant was renamed to A.S. Network, Inc. and then immediately renamed to Ad Show Network, Inc. It was later renamed again to Atlantic Syndication Network, Inc., on May 25, 1995.


         The Company concentrates on the development, production, and distribution of niche- market television programs, ancillary products and films designed for domestic and international markets.

         The Company is authorized to issue up to 50,000,000 shares of common stock, par value $0.001 and 500,000 shares of preferred stock, par value $0.01.

         ASSETS HELD FOR SALE

         In 1994, the Registrant discontinued use of some of its equipment. As of February 28, 1998, part of the equipment remained unsold, despite management intention to have it all sold. Consequently, management wrote down the cost by $10,000 during fiscal year ending February 28, 1999. Management anticipates selling all such equipment within the next fiscal year ending February 29, 2000.

         PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

         Property and equipment are valued at cost. Depreciation is provided by use of the straight-line method over the estimated useful lives of the assets. Useful lives of the respective assets are five years. Initial organization costs and franchise development costs are fully amortized. Fully depreciated assets are written off the year after they are fully depreciated or amortized.

         Upon the sale or retirement of property and equipment the related cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is recorded. Repairs and maintenance expenditures that do not extend the useful lives are included in expense during the period they are incurred.

page F/S 6

                     ATLANTIC SYNDICATION NETWORK, INC.
                        NOTES TO FINANCIAL STATEMENTS
                           FEBRUARY 28,1999 AND 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         PROJECTS DEVELOPMENT COSTS

         The Registrant determines the cost outlays incurred on project development costs by assigning all direct costs and a portion of indirect costs to the projects worked on. It then capitalizes those costs incurred in projects determined to have an extended useful life beyond the current year.

         Development and production of shows may or may not be used more than once. This in large measure is because of the technological changes that continually occur in the communication and media fields. Consequently, the Company has opted to write off the costs of developing and producing show materials used by the Company over time instead of by use. The Company presently amortizes such costs over 5 years on a straight line basis.

         The Company evaluates the status of project development costs. If the Company determines the net book value of product development costs as capitalized as "other assets"on the balance sheet is worth less than what is reported on the financial statements it will write the asset down.

         USE OF ACCOUNTING ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of reveue from those estimates.

         IMPAIRMENT OF LONG-LIVED ASSETS

         It is the Company's policy to periodically evaluate the economic recover ability of all of its long-lived assets. In accordance with that policy, when the Company determines that an asset has been impaired, it recognizes the loss on the basis of the discounted future cash flows expected from the asset.

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The methods and assumptions used to estimate the fair value of each class of financial instrument are as follows:


page F/S 7

                       ATLANTIC SYNDICATION NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             FEBRUARY 28,1999 AND 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

         Cash and cash equivalents, prepaid media, receivables, notes payable and accounts payable, refundable deposits, due to stockholder, deferred income:

         The carrying amounts approximate fair value because of the short maturity of these instruments.

         Investments:

         Market price of stock (the only investment). Investments are reduced to market value in the event cost exceeds market. At February 28, 1999 there is no investment. At February 28, 1998 the investment cost $8,750 while the market value on the stock exchange for the investment was $5,620. The carrying amount on the financial statement was reduced to fair value of $5,620.

         Long-term liabilities:

         The carrying amounts of the Registrant's borrowing (See note
         3) under its short-term, convertible notes and revolving credit card agreements approximate fair value because the interest rates are either fixed or vary based on floating rates identified by reference to market rates. The carrying amounts and fair values of long-term debt are approximated to be one and the same at February 28, 1999 and 1998 respectively.

         REVENUE RECOGNITION

         Revenue is recognized from sales other than long term contracts when a product is shipped, a show is aired on the media, and services including consulting are performed. Revenue on long term contracts is accounted for principally by the percentage of completion, or at the completion of contractual billing milestones when possible. At February 28, 1999 and 1998 there are no long term contracts requiring revenue recognition.

         INCOME TAXES

         The Company has adopted the provisions of statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which incorporates the use of the asset and liability approach of accounting for income taxes. The asset and liability approach requires the recognition of deferred tax assets and liability for the expected future consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

page F/S 8

                       ATLANTIC SYNDICATION NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 FEBRUARY 28,1999 AND 1998

     NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     STATEMENT OF CASH FLOWS

     For purpose of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

     NET INCOME (LOSS) PER SHARE

     Primary net income or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding.

     RECLASSIFICATION

     The liabilities and equity as of February 28, 1998 have been reported in these financial statements in a manner consistent with those reported as of February 28, 1999 and are not necessarily as they were reported in the prior audited financial statements.

     NOTE 2 - PROPERTY AND EQUIPMENT


         Property and equipment consisted of the following at February 28,


                                           1999             1998
                                        ----------       ----------
Tools                                 $    6,000       $    6,000
Office Equipment                         116,277          113,277
Software                                  58,252           58,252

                                         ----------       ----------
   Total Property and Equipment           180,529          177,529
  (Less) Accumulated Depreciation        (157,155)        (149,305)

                                         ----------       ----------

Total Property and Equipment, Net        $   23,374      $  28,224









page F/S 9

                       ATLANTIC SYNDICATION NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                               FEBRUARY 28,1999 AND 1998

NOTE 3 - TERM DEBT


     Term debt consisted of the following at February 28,

     NOTE PAYABLE                                       1999          1998


                                                     ---------     ---------
     Payable to a financial institution, secured by selected
     equipment, monthly payment $362 for 51 months,
     interest at 21.3%.
                                                      $ 10,354      $ 12,081

     NOTES PAYABLE
     Over the years, the Company has issued unsecured demand


       notes payable to trade accounts payable creditors.
     The aggregate unpaid balance at February 28 was:   28,515         19,000

     CREDIT CARDS
     Pledged by personal guarantee of major stockholder 10,485         11,049

     CONVERTIBLE NOTES PAYABLE
     Under a private placement issue, stock is sold along with convertible notes (See Note 5). Since these unsecured notes can be converted to stock, they are reported as
     long-term debt.
                                                        38,178         41,363

                                                     ----------     ----------

     Total Notes Payable                                 87,532        83,493

     (Less) Current Portion                             (7,074)       (7,830)

                                                      ----------     ---------
-

     Total Long-Term Debt                             $  80,458      $  75,663

                                                       ----------    ---------
-

     Scheduled future maturities of notes payable at

            February 28, 1999 are as follows:
                      Year Ending
                        February 28
                        -----------
                           2000                               $ 7,074
                           2001                                 7,086
                           2002                                12,726
                           2003                                 4,652
                           2004                                17,816
                           2005 & After                        38,178
                                                               -------
                           Total                              $87,532

page F/S 10

                       ATLANTIC SYNDICATION NETWORK, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               FEBRUARY 29, 1999 AND 1998


NOTE 4 - RELATED PARTY TRANSACTIONS                1999               1998
         --------------------------              ---------          --------
    Monies have been advanced to the Company by the Company's principal shareholder. All amounts due to stockholder are from short term borrowings remaining unpaid at February 28, 1999 and 1998. Interest of $10,305 has been accrued on the outstanding balance of February 28,
    1999, computed at 14%. No interest is accrued for February 28, 1998.

         The amount advanced at February 28 is:  $ 83,915          $106,326
                                                 --------          --------

    During the year ended February 28, 1999 the Registrant issued 50,000 shares of stock to the son of the principal shareholder for working in the production of graphics, design of project and editing. Another
    100,000 shares were issued for consulting services to a shareholder who serves on the Board of Directors. The Registrant's attorney received 200,000 for consulting services. All stock issued was in lieu of cash payment for services performed.

    During the year ended February 28, 1998 the Registrant issued
    5,270,000 shares to the principal shareholder for management services and in lieu of cash payments for services performed.

NOTE 5 - COMMON STOCK

    In August 1994, the Company held a private placement offering for 70 investment units. Each unit consists of 3,200 shares of common stock and one $2,400, 10%, three-year convertible note. Each $2,400 note is convertible to common shares of Company stock if converted within three years at the option of the stockholder. Each $2,400 note may be converted into:

        THREE THOUSAND (3,000) shares of common stock within 6 months from the date of issuance at $.80 and/or

        TWO THOUSAND (2,000) shares of common stock within 18 months from the date of issuance at $1.20 and/or

        TWELVE HUNDRED (1,200) shares of common stock within 30 months from the date of issuance at $2.00 and/or

        ONE THOUSAND (1,000) shares of common stock on or within 36 months at $2.40 and/or at the time the note is all due and payable.

page F/S 12

                       ATLANTIC SYNDICATION NETWORK, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               FEBRUARY 29, 1999 AND 1998

NOTE 5 - COMMON STOCK - CONTINUED

    The notes may be repayable in whole or in part (in minimum increments of $2,400) after 90 days from issuance, at the option of the Company, at 100% of the principal amount owed together with interest thereon payable to the date of prepayment.

    Nearly all stock authorized to issue pursuant to the August 1994 private placement offering have been sold and issued.

    As of February 28, 1999, there are 13,667,100 shares issued and outstanding. Of this amount, 857,500 shares are free trading whereas
    12,809,600 shares have been or still are restricted subject to Rule
    144 of the 1933 Securities and Exchange Act.


NOTE 6 - LEASE COMMITMENTS

    In July 1997, the Company entered into two equipment leases for equipment used in producing shows. The Company pays a total of $1,540 monthly for 5 years (to July 2002). At the end of the lease period the Company can buy the equipment for approximately $3,000.

    The Registrant rents production facilities in California and office space in Nevada. The production facilities lease expired during fiscal year ending February 28, 1997 and has not been renewed. The
    Registrant is contemplating moving from present production facilities.
    Both are rented on a month/month basis and are not capitalized leases.

NOTE 7 - DEPOSIT FOR PROJECT DEVELOPMENT

    In January 1999, the Registrant received $100,000 as an investment on a production project. Management believes the committed project will be completed and ready for marketing by February 28, 2000. The project entails developing and marketing an infomercial to promote video-tapes related to drug and alcohol addiction. The Registrant and the investor in this project have entered into a profit participation agreement that takes affect after marketing begins. All costs associated with the development and marketing of this project are reimbursed by the project before profits are disbursed. Rights to the project remain in the hands of the Registrant.






page F/S 13

                       ATLANTIC SYNDICATION NETWORK, INC.
                         NOTES TO FINANCIAL STATEMENTS
                              FEBRUARY 29, 1999 AND 1998

NOTE 8 - FORGIVENESS OF DEBT

    The Registrant rents production facilities in a building in Hollywood,California. During the past 3 years this building went through multiple ownership and management changes as well as building renovations. During this period, several tenants, several tenants including the Registrant was not required to pay all of their regular rents. When the current owners took over, the previous owners forgave unpaid rents due by tenants,including the Registrant.
    The Registrant received a total of $9,900 forgives of debt of unpaid rent accrued during the years ending February 28, 1998 and 1997.
    Total debt forgiveness as of February 28, 1999 and 1998 are $9,900 and $0, respectively.

NOTE 9 - INCOME TAXES

         (Loss) before income taxes at February 28, 1999 and 1998 consisted of:


                                                  1999             1998
                                               ---------         ---------

         Total                              $      -            $    -
                                               ---------         ---------
                                               ---------         ---------

        The provision for income taxes at February 28,
        1999 and 1998 consisted of:
                                           1999                1998
                                               ---------           ---------
         Current income taxes
           Federal                          $      -            $      -
           State (Nevada)                          -                   -

                                               ---------           ---------

         Total                               $      -            $      -

                                               ---------           ---------
                                               ---------           ---------

         The provision for income taxes is different from that which would be obtained by applying the statutory Federal income tax rate to income
         (loss) before income taxes. The items causing this difference at February 28, 1999 and 1998 are:

                                                  1999                1998

                                                 ---------           ---------
         Tax expense (benefit) at
           U.S. statutory rate                   $158,000           $ 157,900
         State income taxes, net of
         Federal benefit (Nevada)                  -                    -
         Change in valuation allowance           (154,700)           (151,400)
         Accounts payable                        (  3,300)           (  6,500)
         Accounts receivable                        -                      -

                                                 ---------            --------

         Total                                   $   -               $   -

                                                  ---------           --------


page F/S 14

                    ATLANTIC SYNDICATION NETWORK, INC.
                         NOTES TO FINANCIAL STATEMENTS
                                FEBRUARY 29, 1999 AND 1998


NOTE 9 - INCOME TAXES - CONTINUED
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at February 28, 1999 and 1998 are:




                                            1999                  1998

                                         -----------           ----------
         Deferred tax assets:
         Accounts receivable             $     -               $    -

         Net operating loss carryforward   1,054,067            1,053,376

                                          ------------         ----------

         Total gross deferred tax assets    1,054,067           1,053,276

         (Less) valuation allowance        (1,032,399)         (1,010,092)

                                           -----------          ---------

         Net deferred tax assets              21,668               43,184

                                           -----------          -----------

         Deferred tax liabilities:
           Accounts payable                  21,668                43,184

                                             ----------          ----------

         Total gross deferred tax liabilities 21,668                43,184

                                            -----------          -----------

         Net deferred tax                $        -            $       -

                                           ------------          ------------


         The valuation allowance for deferred tax assets as of February 28, 1999 and 1998 was $1,032,399 and $1,010,092, respectively. The net change in the total valuation allowance for the years ended
         February 28,1999 and 1998 was an increase of $22,307 and an increase of $223,099, respectively.

         There were no cash payments for income taxes in fiscal years 1999 and 1998, respectively.

         As of February 28, 1999, the Registrant has available for income tax purposes approximately $158,000 in federal net operating loss carry forwards which may be used to offset future taxable income. These loss carry forwards begin to expire in fiscal year 2008. Should the Registrant undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Registrant's tax net operating loss carry forwards generated prior to the ownership change will be subject to an annual limitation which could reduce, eliminate, or defer the utilization of these losses.

page F/S 15

                       ATLANTIC SYNDICATION NETWORK, INC.
                         NOTES TO FINANCIAL STATEMENTS
                           FEBRUARY 29, 1999 AND 1998


NOTE 10 - FINANCIAL CONDITION

         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company had sustained substantial operating losses in recent years, but the year ending February 28, 1999 was essentially a break even.

         Also, different from the prior years, the Company has a strong cash position at February 28, 1999 of over $165,000 of which $100,000 is from a deposit for project development towards production work to do during fiscal year February 28, 2000.

         Also, Stockholders' equity has increased from $24,000 to $155,000. Management is seeking additional fundings through revenues and stock issues. In addition, during March 1999 - subsequent to the year ending February 28, 1999 - two creditors converted $14,670 of long term debt into 29,340 shares of common stock. This effectively reduced the debt of the Company by $14,670 in March 1999.

         Because of the financial results of fiscal year ending February 28, 1999 and subsequent events as described in this footnote, management is taking necessary steps to ensure Company remains a going concern.

NOTE 11 - SUBSEQUENT EVENT (UNAUDITED)

         On May 4, 1999 the Board of Directors approved a stock warrant plan. The stock warrant plan provides for two members of the Board of Directors to receive a total of 325,000 stock warrants giving them the right to buy 325,000 shares of stock at $ .25 per share. This right to exercise any or all stock warrants expires February 28, 2009. The total cost of the stock warrants is $ .001 per warrant, fully paid in services provided of $325.

page F/S 16

                      ATLANTIC SYNDICATION NETWORK, INC.
                       Unaudited Financial Statements
                      Three Months ended May 31, 1999

                                   Index



PART I. UNAUDITED FINANCIAL INFORMATION                               Page

     Item 1.  Unaudited Financial Statements

Condensed Consolidated Balance Sheets (Unaudited)
as of May 31, 1999 and February 28,1999                               UN/3

Condensed Consolidated Statements of Operations
(Unaudited) for the three months ended May 31, 1999 and 1998          UN/4

Condensed Consolidated Cash Flows (Unaudited)
for the three months ended May 31, 1999 and 1998                      UN/5

Notes to Unaudited Condensed Consolidated Financial Statements        UN/6

Item 2.  Management's Discussion and Analysis of Financial
Condition and Results of Operations                                   UN/9

PART II. OTHER UNAUDITED INFORMATION                                  UN/10

Items 1-6                                                             UN/10


                                      UN/2

PART I - FINANCIAL INFORMATION
Iten 1. Financial Statements

                              ATLANTIC SYNDICATION NETWORK, INC.
                            Condensed Consolidated Balance Sheets
                                       (Unaudited)


                                                       May 31,    February 28,
                                                         1999             1999
                  ASSETS
Current assets
    Cash                                       $          50,676     $ 165,494
    Assets held for sale                                  20,000        20,000
                                                         -------       -------
        Total current assets                              70,676       185,494
                                                         -------       -------

Property and equipment, net                               22,083        23,374
                                                          ------        ------
        Property and equipment, net                       22,083        23,374
                                                          ------       -------
Other assets
    Project development costs                            391,214       346,371
    Amortization project development costs             (109,406)       (97,022
    Organizational and franchise development
    costs                                               205,098        205,098
    Amortization organizational and franchise
    development costs                                  (205,098)      (205,098
                                                       --------       --------
        Net other assets                                281,808        249,349
                                                       --------        -------

        Total assets                          $         374,567    $   458,217
                                                     ===========      ========

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
    Accounts payable                          $       21,668      $     21,668
    Notes payable (current portion)                    7,074             7,074
    Refundable deposits                               10,000            10,000
    Due to stockholder                                83,915            83,915
    Deposit for project development                  100,000           100,000
                                                    --------           -------
        Total current liabilities                    222,657           222,657
                                                     ------             ------

Long-term liabilities
    Long-term debt (net of current portion)           66,787            80,458
                                                    --------           -------
        Long-term liabilities                         66,787            80,458
                                                    --------           -------

        Total liabilities                            289,445           303,115

Stockholders' equity
    Preferred stock, $.01 par value:  Authorized shares -
      500,000;  Issued and outstanding - none.
    Common stock, $.001 par value:
      Authorized shares- 50,000,000;
      Issued and outstanding shares -
      13,806,440 at May 31,1999
      and 13,667,100 at February 28,1999,
      respectively                                      13,806          13,667
    Additional paid-in capital                       1,219,733       1,198,602
    Retained earnings (deficit)                     (1,057,167)     (1,057,167
    Net income (loss)                                  (91,249)           -
                                                     ----------      ---------
        Net stockholders' equity                        85,123         155,102
                                                     ----------      ---------

 Total liabilities and stockholders' equity       $    374,567 $       458,217
                                                      ==========      ========


See accompanying notes
                                         UN/3

                          ATLANTIC SYNDICATION NETWORK, INC.
                     Condensed Consolidated Statement of Operations
                                     (Unaudited)

                                                    Three Months Ended May 31,
                                                         1999          1998

Net revenue                                         $      -       $      -

Costs and expenses:
    Amortization expense                                12,384         14,016
    Depreciation expense                                 1,963          1,963
    General and administrative expenses                110,859         28,263
    (Less) Capitalization as project
    development cost                                   (44,842)       (19,193)
                                                      ---------      ---------

        Total operating expenses                        80,362         25,048
                                                      ---------       --------

        Operating (loss)                               (80,362)       (25,048)

Interest income                                            -              -
Interest expense                                       (10,887)        (4,135)
Other (expense) income                                     -              -
                                                        -------         ------

(Loss) before income taxes                             (91,249)       (29,183)


Income tax provision (benefit)                            -               -
                                                       --------        -------

Net (loss)                                       $     (91,249) $     (29,183)
                                                       ========        =======

Net (loss) per share of common stock             $      (0.007) $      (0.002)
                                                       ========        =======

Weighted average shares outstanding during the period  13,138,308  12,807,100
                                                       ==========   =========

See Accompanying Notes

                                       UN/4

                            ATLANTIC SYNDICATION NETWORK, INC.
                     Condensed Consolidated Statement of Cash Flows
                                       (Unaudited)
                             Three Months Ended May 31, 1999




                                                     Three Months Ended May 31
                                                          1999          1998
                                                       ----------    ---------

Net cash flow from operating activities:
   Net income (loss)                                    (91,249)     (29,183)
   Adjustments to reconcile net income to cash
   provided by (used in) operating activities:
      Depreciation and amortization                       14,346      15,979
      Other changes in operating assets and liabilities
         Stock issued for services in lieu of cash         6,600         -
                                                       ----------    ---------
      Total adjustments                                   20,946      15,979
                                                       ----------    ---------

Net cash provided by operating activities                (70,303)    (13,204)
                                                       ----------    ---------

Cash flows from investing activities:

      Property and equipment                               (671)        -
      Other Assets                                      (44,843)    (19,193)
                                                       ----------    ---------

Net cash (used) by investing activities                 (45,514)    (19,193)
                                                       ----------    ---------

Cash flows from financing activities:

      Notes payable                                    (13,671)       9,439
      Funds raised from stock issued                    14,670      100,700
                                                       ----------    ---------

Net cash (used) by financing activities                    999      110,139
                                                       ----------    --------

Increase (decrease) in cash and cash equivalents      (114,818)      77,742

Cash at beginning of year                              165,494        3,971
                                                       ----------    ---------

Cash at end of year                                     50,676       81,713
                                                       ========    =========

Supplemental cash flow information

      Interest paid                                     10,887        4,135
                                                       ========    =========

   Non-cash items

      Stock issued in lieu of cash                      21,270            -
                                                       ========    =========

See Accompanying Notes

                                          UN/5

              ATLANTIC SYNDICATION NETWORK, INC.
 Notes to Unaudited Condensed Consolidated Financial Statements
                          May 31, 1999

Note (A) - Basis of Presentation

     The accompanying unaudited condensed consolidated financial statements include the accounts of Atlantic Syndication Network, Inc. ('ASNI' or 'the Company'), and have been prepared in accordance with generally accepted accounting principles for interim financial information, and with the instructions to form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended May 31, 1999 are not necessarily indicative of the results that may be expected for the year ending February 28, 2000. These financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in this Form 10-SB.


Note (B) - Fiscal Year

     The Company's fiscal year ends on February 28 each year. The Company has presented its fiscal quarters as ending on May 31, August 31, November 30 and February 28.

Note (C) - Property and Equipment

    Property and equipment consisted of the following at:

                            May 31,1999           February 28,1999
                          (In Thousands)         (In Thousands)

Tools                    $          6         $          6
Office equipment                  116                  116
Software                           59                   58
                                -------             --------
Total property and equipment      181                  180
(Less) accumulated depreciation  (159)                (157)
                               -------               -------

Total property and equipment, net  22                   23

Note (D) - Term Debt

   Term debt consisted of the following at:

                                      May 31,1999           February 28,1999
                                     (In Thousands)           (In Thousands)

      Credit cards
Pledged by personal guarantee
      of major stockholder:                    10                       10

Convertible notes payable
      Under a private placement issue,
      stock is sold along With convertible
      notes (See Note F).  Since these
      Unsecured notes can be converted to
      stock, they are Reported as long-term
      debt:                                   38                    38
                                         ----------               -------

Total notes payable                           74                    87

(Less) current portion                        (7)                   (7)
                                         -----------              -------

Total long-term debt                 $        67            $       80

Note (E) - Related Party Transactions

     There were no related party transactions during the three months ended May 31,1999.

Note (F) - Common Stock

                                        UN/6

     In August 1994, the Company held a private placement offering for 70 investment units. Each unit consists of 3,200 shares of common stock and one $2,400, 10%, three-year convertible note. Each $2,400 note is convertible to common shares of Company stock if converted within three years at the option of the stockholder. Each $2,400 note may be converted into:

          Three thousand (3,000) shares of common stock within 6 months from the date of issuance at $0.80 and/or

          Two thousand (2,000) shares of common stock within 18 months from the date of issuance at $1.20 and/or

          Twelve hundred (1.200) shares of common stock within 30 months from the date of issuance at $2.00 and/or

          One thousand (1,000) shares of common stock on or within 36 months at $2.40 and/or at the time the note is due and payable.

     The notes may be repayable in whole or in part (in minimum increments of $2,400) after 90 days from issuance, at the option of the Company, at 100% of the principal amount owed together with interest thereon payable to the date of prepayment.

     As of May 31,1999, there are 13,667,100 shares issued and outstanding. Of this amount, 857,500 shares are free trading whereas 12,809,600 shares have been or still are restricted subject to Rule 144 of the 1933 Securities and Exchange Act.

Note (G) - Deposit for Project Development

     In January 1999, the Registrant received $100,000 as an investment on a production project. Management believes the committed project will be completed and ready for marketing by February 28, 2000. The project entails developing and marketing an infomercial to promote


                                        UN/7
     video tapes related to drug and alcohol addiction. The Registrant and the investor in this project have entered into a profit participation agreement that takes affect after the marketing begins. All costs associated with the development and marketing of this project are reimbursed by the project before profits are disbursed. Rights to the project remain in the hands of the Registrant.

Note (H) - Subsequent Events (Unaudited)

There have not been any subsequent events during this period.

                                 UN/8

Item 2. Management's Discussion and Analysis of Financial Condition and Result of Operations

     The following information includes forward-looking statements, the realization of which may be impacted by certain important factors discussed in 'Risk Factors,' below, and the other information in this Form 10-SB.

Overview

     The Registrant develops, produces and distributes entertaining, educational and informational television programming. The Company endeavors to present its programming on network, cable and public television.

     The Company derives its revenues from the sale of advertising and promotion during the shows the Company produces and from companies who sponsor these shows.

     The Company also derives revenue by providing outside production and consulting services in the development, design, and layout of their videotape projects. This includes research and writing of scripts prior to actual production, editing and post production which clients use either privately or for airing on television.

  At present, the Company has several projects in production, 'The Stock Show' and 'Intervention'. Management has targeted the first quarter of next fiscal year to market these projects.

Results of Operations

     Atlantic Syndication Network, Inc. had no revenues for the quarter ended, May 31,1999. During this quarter, the Company incurred $125,000 of operating expenses. Due to the nature of these operating expenses,$45,000 of operating expenses were capitalized as project development costs; to be amortized over the useful life of the project. The net operating expenses for the 3 mos. ended May 31, 1999 increased $55,000 over the 3 mos. ended May 31, 1998. This increase was attributable to activities related to the development of the Drug Intervention Project.

     On May 4,1999 the Board of Directors approved a stock warrant plan. The stock warrant plan provides for two members of the Board of Directors to receive a total of 325,000 stock warrants giving them the right to purchase 325,000 shares of stock at $.25 per share. This right to exercise any or all stock warrants expires February 28,2009. The total cost of the stock warrants is $0.001 per warrant, fully paid in services provided of $325.

Liquidity and Capital Resources

    ASNI's cash position at May 31, 1999 was $50,676, a decrease of $114,818 from Feb. 28, 1999. The decrease was primarily attributed to operating expenses of $80,362 for the three month period.

     Working capital on May 31, 1999 was a negative ($151,981). Current liabilities included $83,915 due to the principle stockholders. Although this is currently due, no demands have been made on the Company. Also included in the current liabilities is a non-refundable deposit for project development (Refer to Profit Participation Agreement date Jan. 17, 1999 in the 10SB/A4 exhibit 10.2) of $100,000. The positive working capital excluding these two items would be $31,934.

     Management is in the process of preparing a private placement memorandum to issue securities to increase its liquidity and working capital reserves.

Risk Factors

Important Factors Related to Forward-Looking Statements and Associated Risks

     This report may contain forward-looking statements that are based on current expectations and involve a number of risks and uncertainties. All information herein, which is not historic, and any inference from historic information concerning future periods, is a forward-looking statement.

     Nature of the Entertainment Industry. The television, merchandising and direct-to-video industries are highly speculative and historically have involved a substantial degree of risk. The success of a television show or video production depends upon unpredictable and changing factors such as audience acceptance, which may bear little or no correlation to the Company's production and other costs. Audience acceptance of the Company's products represents a response not only to the artistic components of the products, but also to promotion by the distributor, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and public taste generally, and other intangible factors, all of which change rapidly and cannot be predicted with certainty. Therefore, there is a substantial risk that some or all of the Company's projects will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized.

     Dependence on Key Employees. The Company is highly dependent on its Chief Executive Officer, Kent G. Wyatt, Sr., and each of the other principal members of its management team, the loss of whose services could have a material adverse effect upon the business and financial condition of the

                                   UN/9

Company, as well as the ability of the Company to achieve its objectives. The Company is also dependent on other key personnel, and on its ability to continue to attract, retain and motivate highly skilled personnel. The competition for such employees is intense, and there can be no assurance that the Company will be successful in attracting, retaining or motivating key personnel or that personnel cost increases will not have an adverse effect on the Company's net income or results of operation.

     The Year 2000 Issue. The 'Year 2000 Issue' variously known as 'Y2K Issue' or the 'Millennium Bug' arises out of the fact that many existing computer programs use only two digits to identify a year in the date field, an if uncorrected, would fail or create erroneous results by or at the Year 2000.

     In 1998, the Company evaluated the Y2K issue and its impact on the Company's operations. Currently, all computers in use and all software is Y2K compliant and no problems are anticipated.

Part II. OTHER INFORMATION

     Item 1. Legal Proceedings - Not Applicable
     Item 2. Changes in securities -

          Stock Transactions for the Period

          With respect to the issuance of all of the common shares listed below; such issuance were made in reliance on the private placement exemptions provided by Section 4(2) of the Securities Act of 1933, as amended (the 'ACT') and Nevada Revised Statutes Sections 78.211, 78.215, 73.3784, 78.3785 and
78.3791 (collectively, the 'Nevada Statutes').

          In each instance, each of the share purchasers had access to sufficient information regarding the Registrant so as to make an informed investment decision. More specifically, each purchaser signed a written subscription agreement with respect to their financial status and investment sophistication wherein they warranted and represented, among other things, the following:

      1. That he had the ability to bear the economic risks of investing in the shares of the Registrant.

      2. That he had sufficient knowledge in financial, business, or investment matters to evaluate the merits and risks of the investment.

      3. That he had a certain net worth sufficient to meet the suitability standards of the Registrant.

      4. That the Registrant has made available to him, his counsel and his advisors, the opportunity to ask questions and that he has been given access to any information, documents, financial statements, books and records relative to the Registrant and an investment in the shares of the Registrant.

          Debt converted to Stock

      TITLE          SHARE AMOUNT        NAME

       Common        12,000          Shadlaus
       Common        17,340          Dale

         Services Exchanged for Stock

      TITLE           SHARE AMOUNT       NAME

     Common              100,000          Bua
     Common              10,000           Raimondi

Item 3. Defaults on senior securities - Not applicable.
Item 4. Submission of matters to a vote of security holders - Not applicable
Item 5. Other information - Not applicable
Item 6. (a) Exhibits: None
        (b) Reports on Form 8-K: None



                                    UN/10

                                  PART III


ITEM 1.  INDEX TO EXHIBITS.

         The additional exhibits listed and described below in Item 2 are filed herein as part of this Registration Statement.


ITEM 2. DESCRIPTION OF EXHIBITS. The following documents are filed herein as Exhibit Numbers 3.1, 10.1a, 10.1b and 27 as required by Part Ill of Form 1-A:

          EXHIBIT NO. DESCRIPTION

2. Plan of Reorganization between Casino Consultants, Inc. and Ad Show Network, Inc. (now ASNi)

3.        Articles of Incorporation and Bylaws

    3.1 Certificate Amending Articles of Incorporation of Ad Show Network, Inc. to Atlantic Syndication Network, Inc.

    3.2       Articles of Amendment of A.S. Network, Inc.

    3.3       Articles of Amendment of Casino Consultants, Inc.

    3.5       Articles of Incorporation of Casino Consultants, Inc.

    3.6       Bylaws of Registrant

4.        NONE Instruments Defining the Rights of Security Holders

5.        NONE Voting Trust Agreements

10.     Material Contracts

    10.1      Warrant Plans

    10.1a     Jim Shadlaus

    10.1b     Don Dale

    10.2      Profit Participation

    10.3      Agreement with Promotion Publishing Co.

11.       Computations of Earnings Per Common Share

27.       Financial Data Schedule


                                   SIGNATURES

         In accordance with Section 12 the Securities and Exchange Act of 1934 the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ATLANTIC SYNDICATION
                                             NETWORK, INC.


DATED: April 25,2000                      BY: /s/ KENT G. WYATT
------------------------                ---------------------------
                                               KENT G. WYATT
                                                 President